January 5, 2005

Mail Stop 0409

Shabi S. Asghar
President and Co-Chief Executive Officer
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

Re:	ECC Capital Corporation
      Amendment No. 2 to Registration Statement on Form S-11
      Filed December 17, 2004
      Registration No. 333-118253

Dear Mr. Asghar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page references below refer to the marked bound copy of the
S-11
you provided to us via mail.

General

1. We note your response to our prior comment number 2. We do not agree with your assertion that the company has allocated the net proceeds to be received in this offering to specific uses. Therefore, we continue to believe that the offering is a "blind pool" offering. Please revise the cover page, summary and risk factors section to state that the offering is a blind pool offering and that investors will not have specific information regarding the specific assets you will acquire with proceeds from the offering.

Directed Share Program Materials

2. We note that in your initial response to our comment regarding your directed share program you described the directed share program materials as including an introductory letter from FBR, a letter from
ECC, an IOI form, a booklet entitled "How to Respond to the Reserved
Share Program" and a NASD questionnaire. It appears that we have only received the letter from ECC and IOI form. Please confirm that you do not intend to send the other materials described in your earlier letter, or provide copies for our review and comment prior to mailing them to prospective purchasers.

3. Please revise your directed share program cover letter to make clear, after the first sentence of the fourth paragraph, that a potential purchaser may decline to accept any shares when they are contacted by FBR after the registration statement has become effective.

4. It appears from your proposed Draft Invitation E-Mail that FBRdirect intends to make a version of the preliminary prospectus available to potential investors electronically. Please confirm that
FBRdirect will also supply each recipient of the proposed email and each visitor to the URL where the electronic version of the prospectus will be made available with a free version of the software necessary to download and open the document, as well as free technical support.

Summary, pages 1- 13

5. We note your response to our prior comment number 8; however, we are unable to determine whether in the short term the proceeds from this offering will be primarily invested in a pool of mortgage-backed securities. If you do still intend to invest a large portion of the proceeds in MBSs, even in the short term, the information requested from our prior comment number 8 should be included in the summary section.

Risk Factors

Our success will depend on our ability to originate subprime residential mortgage loans for our portfolio, page 14

6. As part of this risk factor please also discuss the fact that over
90 percent of your loan originations during the nine months ended
September 30, 2004 were cash-out refinancings.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 54 - 82

Internal Controls, page 55

7. We have considered your responses to our prior comments 26 and 27.
We are still uncertain how the control weaknesses you have identified do not have an impact on periods prior to the second quarter of 2004.
It appears that you entered into securitization transactions prior to the second quarter of 2004. Additionally, please confirm to us, if true, that the Company did not have any derivative instruments prior to the second quarter of 2004.

8. We have reviewed your response to comment 30. With respect to the gain recognized on your securitization transaction, explain to us the differences in the assumptions used in the two methodologies that resulted in an increase in the gain recognized on the sale.

Warehouse and Repurchase Facilities, page 71

9. We note that the Countrywide Warehouse Facility is set to expire in February 2005, shortly after the completion of the proposed offering. Please disclose how you intend to pay the amounts outstanding under this facility and whether you anticipate that proceeds from this offering will be used.

Management, pages 108 - 114

10. We have reviewed your response to our prior comment number 37 and will reserve further comment until you have made the revisions to your disclosure. Supplementally, please advise us as to whether you expect the board to make independence determinations and appointments of the directors to the various committees prior to the effectiveness of the registration statement.

Executive Compensation, page 115

11. Please update your summary compensation table to include 2004 data.

Underwriting, pages 154 - 160

12. We note your response to our prior comment number 42. Please confirm that the prospectus is not currently available on FBR.com and that it will only be made available once you begin your selling efforts pursuant to a prospectus that meets the requirements of
Section 10 of the Securities Act.


Financial Statements

Note N - Stock Options, page F-27

13. We have reviewed your response to our prior comment 49 and the related changes to your disclosures. It appears that the value of your stock has almost doubled from August 2004 to September 2004. In a supplemental response, explain the changes in circumstances that have caused the increase in the value of your stock.

Legal Opinion

14. We have reviewed the opinion of Venable LLP you submitted with Amendment No. 2. It does not appear that counsel has revised its opinion in response to either of our prior comments numbered 54 and
55. Accordingly, we reissue our prior comments numbered 54 and 55.

Tax Opinion

15. We re-issue comment 57 that asked that counsel remove the qualification that the opinion is solely for the benefit of the company and may not be relied upon by third persons. We note that counsel has included the clause "except as provided by law;" however, it is unclear what this refers to and puts the onus on investors to independently determine whether they may rely on the opinions made by counsel. Please revise accordingly.

*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Robert Telewicz, Staff Accountant, at (202)
824-
5356 or Deborah Wilson, Branch Chief, at (202) 942-2956 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	William J. Cernius, Esq. (via facsimile)
	Jeevan B. Gore, Esq. (via facsimile)
	Latham & Watkins LLP

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ECC Capital Corporation
Page 5